Exhibit 99.2


                              FOR IMMEDIATE RELEASE

Contacts:

Investors:                            Media:
Emer Reynolds                         Anita Kawatra
Ph:  +353-1-709-4000                  Ph:  212-407-5740
     800-252-3526                          800-252-3526

             ELAN AND ROCHE EXPAND NANOCRYSTAL(R) TECHNOLOGY LICENSE

     Proprietary Elan technology helps improve drug delivery by transforming drugs into more effective and "user friendly" dosage forms to increase patient convenience and compliance.


Dublin, Ireland, January 7, 2005-- Elan Corporation, plc today announced a broad license agreement with Roche around Elan's proprietary NanoCrystal technology. The agreement will provide Roche with access to NanoCrystal technology and the right to apply it to a number of proprietary drug candidates. Elan will receive development milestones and royalties on sales of any product incorporating the use of NanoCrystal technology.


Paul Breen, Executive Vice President, Global Services & Operations, Elan said, "We are very pleased to broaden our license agreement with Roche. This agreement highlights the robustness of the technology and the interest of pharmaceutical companies to use this technology. This past year saw the third product launched in the US incorporating our NanoCrystal technology. This agreement brings to a close a very successful year for Elan's drug delivery efforts."

"We are pleased to add this technology to our formulation development options and are enthusiastic about its drug delivery potential," said Ursula Redeker, Roche's Global Head of Safety & Technical Sciences. "This agreement further strengthens our ability to deliver value for patients as we continue to develop innovative, differentiated medicines."

About Elan's NanoCrystal Technology

NanoCrystal technology is designed to enhance the clinical performance of poorly water-soluble drugs by transforming them into nanometer-sized particles. The technology allows the drug to dissolve faster and more completely in the gastrointestinal tract, enabling it to be more easily absorbed by the body. The NanoCrystal technology can be incorporated into all dosage forms both parenteral and oral; including solid, liquid, fast-melt, pulsed release and controlled release.


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Elan-Hoffmann-La Roche Press Release
Page 2

Three pharmaceutical products have been commercialised incorporating NanoCrystal technology, with several additional product launches anticipated over the next two years. Elan's NanoCrystal Technology is protected by more than 130 U.S. and foreign patents and patent applications. More information about Elan's NanoCrystal technology is available at www.elan.com/drugdelivery

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE:ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This news release contains forward-looking statements by Elan that involve risks and uncertainties and reflect Elan's judgment as of the date of this release. Actual events or results may differ from Elan's expectations. For example, additional products incorporating NanoCrystal technology may not be launched over the next two years, or at all, and Elan may not receive any development milestones or royalties under the license agreement with Roche. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the year ended December 31, 2003, as amended, and in Elan's Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise

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